EXHIBIT 12.2

Abbey National plc
Computation of Ratio of Earnings to Fixed Charges
Calculated in accordance with IFRS

Excluding interest on retail deposits
	Year Ended December 31
	2008 £m	2007 £m	2006 £m	2005 £m	2004 £m
Profit on continuing operations before tax	1,094	864	428	362	16

Fixed charges: interest expense (B)(1)	2,988	2,639	1,896	1,688	2,084

Earnings before taxes and fixed charges (A)(1)	4,082	3,503	2,324	2,050	2,100

Ratio of earnings to fixed charges (A/B)	1.37	1.33	1.23	1.21	1.01

Including interest on retail deposits
	Year Ended December 31
	2008 £m	2007 £m	2006 £m	2005 £m	2004 £m
Profit on continuing operations before tax	1,094	864	428	362	16

Fixed charges: interest expense (B)(1)	6,143	5,544	4,414	4,250	4,174

Earnings before taxes and fixed charges (A)(1)	7,237	6,408	4,842	4,612	4,190

Ratio of earnings to fixed charges (A/B)	1.18	1.16	1.10	1.09	1.00

(1)
For the purpose of calculating the ratios of earnings to fixed charges, earnings consist of profit on continuing operations before tax plus fixed charges.  Fixed charges consist of interest payable, including the amortization of discounts and premiums on debt securities in issue, before or after interest on retail deposits, as applicable, and dividends on preferred securities.